UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42444

YSX TECH. CO., LTD

Room 102, Building 1, No. 22, Huazhou Road

Haizhu District, Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Directors

On July 17, 2026, Mei Wang (“Ms. Wang”) notified YSX TECH. CO., LTD (the “Company”) of her resignation as a director of the Company. Ms. Wang has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Ms. Wang’s resignations became effective on July 17, 2026.

Appointment of Directors

To fill the vacancies created by the resignations of Ms. Wang, on July 17, 2026, the board of directors (the “Board”) of the Company appointed Jifeng Wu (“Mr. Wu”) to serve as a director of the Company, effective July 17, 2026.

The Board has determined that Mr. Wu qualifies as an independent director of the Company. Mr. Wu has been appointed to the audit committee, the compensation committee, and the nominations committee of the Board. The Board has also determined that Mr. Wu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules.

Mr. Wu, age 42, has served as Senior Supervisor of Business Accounting in the Finance Department at Sunshine Life Insurance Co., Ltd., an insurance company, since January 2018, where he is responsible for leading International Financial Reporting Standard 17 (“IFRS 17”) implementation, managing National Financial Regulatory Administration (“NFRA”) regulatory reporting, business accounting verification, system issue resolution, and financial system requirements. From May 2013 to January 2018, Mr. Wu served as Financial Accountant and Management Accountant in the Planning and Finance Department at Chang’an Liability Insurance Co., Ltd., an insurance company, where he was responsible for monthly business analysis, company-wide budget execution, daily accounting, investment and reinsurance accounting, and assisting in the development of accounting policies and expense control systems. From January 2012 to April 2013, Mr. Wu served as Assistant to the General Manager at Beijing Zhongke Paite Biotechnology Co., Ltd., a biotechnology company, where he assisted with policy implementation, meeting preparation, market research, and marketing initiative planning. From July 2010 to December 2011, Mr. Wu served as Account Manager in the Operations Management Department at China Minsheng Bank, Zhengzhou Branch, where he was responsible for corporate account review and custody, bank reconciliations, AML reviews, and large-amount transaction verification. From July 2008 to June 2010, Mr. Wu served as Universal Teller at Industrial Bank, Zhengzhou Branch, where he handled corporate and retail settlement, accounting records management, blank voucher custody, and regulatory system reporting. Mr. Wu received his Bachelor’s degree in Financial Engineering and Economics from Dongbei University in July 2008.

There is no family relationship between Mr. Wu and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Wu and any other person pursuant to which she or he was appointed as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YSX TECH. CO., LTD
Date: August 13, 2026
	By:	/s/ Jie Xiao
	Name:	Jie Xiao
	Title:	Chief Executive Officer